OMB APPROVAL
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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41025

THE REAL GOOD FOOD COMPANY, INC.

Exchange: Nasdaq Global Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

3 Executive Campus, Suite 155

Cherry Hill, NJ 08002

(856) 644-5624

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Common Stock $0.0001 par value per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Real Good Food Company, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25, and has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE REAL GOOD FOOD COMPANY, INC.

Date: February 10, 2025	By:	/s/ Tim Zimmer
Name: Tim Zimmer
Title: Chief Executive Officer